EXHIBIT 12.1

STANLEY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 (in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Nine months ended	Fiscal year ended March 31,
	December 25, 2009	2009	2008	2007	2006	2005

Fixed charges:
Interest expense	2,458	5,095	3,875	6,002	2,468	939
Amortization of deferred financing costs	492	606	375	339	44	—
Interest within rental expense(1)	3,430	4,106	2,906	2,270	1,698	1,341
Total fixed charges	6,380	9,807	7,156	8,611	4,210	2,280

Earnings:
Income from continuing operations before income taxes	56,201	61,285	44,135	18,181	13,958	18,416
Fixed charges included in earnings	6,380	9,807	7,156	8,611	4,210	2,280
Earnings available before fixed charges	62,581	71,092	51,291	26,792	18,168	20,696

Ratio of earnings to fixed charges	9.8	7.2	7.2	3.1	4.3	9.1

(1) Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).